Mail Stop 4561

March 11, 2009

Luis A. Rivera
Chief Executive Officer
Lyris, Inc.
103 Foulk Road, Suite 205Q
Wilmington, DE 19803

        Re: **Lyris, Inc.**
               Revised Preliminary Proxy Statement on Schedule 14A
               Filed March 10, 2009
               File No. 333-82154

Dear Mr. Rivera:

       We have completed our review of your revised filing and response letter, and have no further comments at this time.

                    Sincerely,

                    David L. Orlic
                    Special Counsel

cc: <u>Via Facsimile (510) 277-0652</u>
        Heidi L. Mackintosh, Secretary
        Telephone: (510) 844-2178